The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 SEP 17 AM 9:10

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

30th August, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th August 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 29th August 2002, confirming that the Company has completed a private placement of US$180m Senior Notes with three major US insurance companies and pension funds.

Yours faithfully,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

dlw 9/18

Enc.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/38

EMI GROUP plc

US$180m Private Placement Financing

LONDON: 29 August 2002 – EMI Group plc ("EMI") is pleased to announce that it has completed a private placement to a total value of US$180m Senior Notes. This placing comprises US$155m seven year notes, repayable in 2009, and US$25m 10 year notes repayable in 2012, with three major US insurance companies and pension funds.

The Notes were placed by The Royal Bank of Scotland plc.

Roger Faxon, Chief Financial Officer of EMI, commented: "This financing completes the restructuring of EMI's debt into medium and long term facilities. It provides us with an appropriate structure to support the continued development of the Group, and demonstrates the confidence that the debt markets have in EMI's management, strategy and long term prospects."

Nicholas Bamber, Director in the Private Placement Group at The Royal Bank of Scotland, said: "This was a very successful private placement issue that was materially oversubscribed from the initial target financing amount. We are pleased that EMI has received such strong backing from the US private placement market, providing further diversity to the Group's funding sources."

Enquiries:

EMI Group plc

Amanda Conroy	SVP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	VP, Investor Relations	+44 20 7667 3234